

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2024

Jamie L. Prah
Chief Financial Officer
CB Financial Services, Inc.
100 North Market Street
Carmichaels, PA 15320

> **Re: CB Financial Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-36706**

Dear Jamie L. Prah:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Loan Portfolio Composition, page 35

1. We note, based on the tabular disclosure on page 35, that commercial real estate ("CRE") loans appear to be approximately 42% of your loan portfolio as of December 31, 2023. Given the proportion of CRE loans in your portfolio, please revise future filings to disaggregate these loans by owner-occupied and non-owner occupied and by key borrower type (*e.g.*, multifamily, warehouse, office, retail, etc.). This could be similar to the detail you provide on slide 18 of your investor presentation in Exhibit 99.2 of your Form 8-K dated July 24, 2024. In addition, to the extent that there are geographic concentrations in your market areas or other material characteristics (*e.g.*, current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) that could be material to an investor's understanding of these loans, include those details. Finally, if applicable, revise future filings to describe specific details of any risk management policies, procedures, or other actions undertaken by management in response to the current environment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mengyao Lu at 202-551-3471 or Cara Lubit at 202-551-5909 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance